SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cytori Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23283K105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 23283K105	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic, Inc. (41-0793183)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)** **Joint Filing	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G

CUSIP No. 23283K105	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic International, Ltd. (41-1278948)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)** **Joint Filing	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Cytori Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3020 Callan Road, San Diego, California, 92121

Item 2(a)	Name of Person Filing:

See Cover Pages, Item 1

Item 2(b)	Address of Principal Business Office or, if none, residence:

710 Medtronic, Minneapolis, Minnesota, 55432-4604

Item 2(c)	Citizenship:

See Cover Pages, Item 4

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP No.:

See Cover Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 6 Pages

Item 4	Ownership

See Cover Pages, Items 5 through 11

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not applicable

Exhibits

Joint Filing Agreement, dated January 10, 2008, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2008

/s/ Keyna P. Skeffington
Keyna P. Skeffington, Vice President
Senior Legal Counsel and Assistant
Secretary

Page 5 of 6 Pages

Agreement to Make Joint Filing Statement

The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in Cytori Therapeutics, Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.

MEDTRONIC, INC.

BY:	/s/ Keyna P. Skeffington
Keyna P. Skeffington, Vice President
Senior Legal Counsel and Assistant Secretary

MEDTRONIC INTERNATIONAL, LTD.

BY:	/s/ Keyna P. Skeffington
Keyna P. Skeffington, Assistant Secretary

Page 6 of 6 Pages